RECEIVED
FEB 2 5 2011
SEC MAIL PROCESSING SECTION
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11016134

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47826

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MANARIN SECURITIES CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15858 WEST DODGE ROAD, SUITE 310
(No. and Street)

OMAHA (City) NE (State) 68118 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
DEBORAH KOCH 402-330-1166
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LUTZ & COMPANY, P.C.
(Name – *if individual, state last, first, middle name*)

13616 CALIFORNIA STREET SUITE 300 (Address) OMAHA (City) NE (State) 68154 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DEBORAH KOCH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MANARIN SECURITIES CORPORATION, as of DECEMBER 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

GENERAL NOTARY - State of Nebraska
DIXIE L. ROHLFS
My Comm. Exp. Sept. 9, 2011

Deborah Koch
Signature

Chief Compliance Officer
Title

Dixie L. Rohlfs
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Manarin Securities Corporation

Index

Note: The Company claims exemption to filing the Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission pursuant to SEC Rule 15c3-3(k)(2)(ii).

13616 California Street, Suite 300
Omaha, NE 68154-5336
p: 402.496.8800
f: 402.496.2711
www.lutzcpa.com

Lutz & Company, PC
Accountants & Consultants

INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholder
Manarin Securities Corporation
Omaha, Nebraska

We have audited the accompanying statement of financial condition of Manarin Securities Corporation, a Nebraska corporation, as of December 31, 2010, and the related statements of earnings, changes in subordinated borrowings, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

Except as discussed in the following paragraph, we conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As discussed in Note 6, the Company has been named as a potentially responsible party in connection with a FINRA arbitration case. Due to the nature of the arbitration case, no range of potential loss or expected outcome can presently be stated. We were unable to extend our auditing procedures sufficiently to satisfy ourselves as to the adequacy of disclosure and the potential recognition of a minimum contingent liability with respect to this arbitration case.

In our opinion, except for the effects of such adjustments and/or disclosures, if any, as might have been determined to be necessary in connection with the arbitration case discussed in the preceding paragraph, the financial statements referred to above present fairly, in all material respects, the financial position of Manarin Securities Corporation as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Lutz & Company, PC

Omaha, Nebraska
February 21, 2011

Manarin Securities Corporation

Statement of Financial Condition

December 31, 2010

ASSETS		
Cash and Cash Equivalents	$	332,328
Concessions Receivable		61,669
Due from Affiliate (Note 3)		88,175
Secured Demand Note (Note 3)		350,000
Deposits with Clearing Organizations and Others (Note 2)		171,913
Refundable Income Taxes		12,396
TOTAL ASSETS	**$**	**1,016,481**
LIABILITIES		
Commissions Payable (Note 3)	$	35,279
Deferred Income Taxes (Note 4)		1,700
Total Liabilities		36,979
SUBORDINATED BORROWINGS (Note 3)		350,000
CONTINGENCIES (Note 6)		
STOCKHOLDER'S EQUITY		
COMMON STOCK		
$1 Par Value, Authorized, 25,000 Shares		
Issued and Outstanding, 10,000 Shares		10,000
PAID IN CAPITAL		17,453
RETAINED EARNINGS		602,049
Total Stockholder's Equity		629,502
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	**$**	**1,016,481**

See Notes to Financial Statements.

Manarin Securities Corporation

Statement of Earnings

Year Ended December 31, 2010

CONCESSIONS AND FEE REVENUES	$	2,324,031
COMMISSIONS ON CONCESSIONS AND FEE REVENUES (Note 3)		1,588,985
NET CONCESSION AND FEE REVENUES		735,046
OTHER REVENUES		
Interest Income		8,653
Net Loss on Sale of Investments		(2,708)
Net Unrealized Gain on Investments		959
Total Other Revenues		6,904
NET REVENUES		741,950
EXPENSES		
Management Fees (Note 3)		600,000
Brokerage and Exchange Fees		81,337
Fidelity Bond		1,830
Professional Fees		5,450
Other Expenses		13,190
Total Expenses		701,807
Earnings before Provision for Income Taxes		40,143
PROVISION FOR INCOME TAXES (Note 4)		10,632
NET EARNINGS	**$**	**29,511**

See Notes to Financial Statements.

Manarin Securities Corporation

Statement of Changes in Subordinated Borrowings

Year Ended December 31, 2010

Subordinated Borrowings, January 1, 2010	$	350,000
Increase (Decrease)		-
Subordinated Borrowings, December 31, 2010	**$**	**350,000**

See Notes to Financial Statements.

Manarin Securities Corporation

Statement of Changes in Stockholder's Equity

Year Ended December 31, 2010

	Common Stock	Paid In Capital	Retained Earnings	Total Stockholder's Equity
BALANCES, December 31, 2009	$ 10,000	$ 17,453	$ 572,538	$ 599,991
Net Earnings	-	-	29,511	29,511
BALANCES, December 31, 2010	**$ 10,000**	**$ 17,453**	**$ 602,049**	**$ 629,502**

See Notes to Financial Statements.

Manarin Securities Corporation

Statement of Cash Flows

Year Ended December 31, 2010

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Earnings	$	29,511
Adjustments to Reconcile Net Earnings to		
Net Cash Provided by Operating Activities		
Net Loss on Sale of Investments		2,708
Deferred Income Taxes		9,063
Changes in Operating Assets and Liabilities		
Decrease in Concessions Receivable		73,447
Increase in Refundable Income Taxes		(14,375)
Increase in Commissions Payable		42,437
Net Cash Provided by Operating Activities		142,791
CASH FLOWS FROM INVESTING ACTIVITIES		
Proceeds on Sale of Investments		199,830
Net Advances on Due from Affiliate		(174,831)
Increase in Deposits with Clearing Organizations and Others		(1,726)
Net Cash Provided by Investing Activities		23,273
Net Increase in Cash and Cash Equivalents		166,064
Cash and Cash Equivalents, Beginning of Year		166,264
Cash and Cash Equivalents, End of Year	**$**	**332,328**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Income Taxes Paid, Net	$	15,944
NONCASH INVESTING AND FINANCING ACTIVITIES		
Commission Payable Applied Against Due from Affiliate	$	86,656

See Notes to Financial Statements.

1. Summary of Significant Accounting Policies

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements is set forth below.

Organization and Nature of Business

Manarin Securities Corporation (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a Nebraska corporation and offers an array of financial service products including both equity and debt securities and variable annuity insurance products through independent contractor brokers.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company's policy is to invest excess cash in income-producing investments. Cash equivalents consist of temporary cash investments with maturities of three months or less. For purposes of the statement of cash flows, the Company includes these amounts in cash and cash equivalents.

Concessions Receivable

The Company's concessions receivable consists principally of concessions receivable from mutual fund companies, clearing organizations and others. Management believes all concessions receivable are collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Concentration of Credit Risk

The Company has several financial instruments that potentially subject the Company to credit risk. The Company maintains bank accounts in which the balances sometimes exceed federally insured limits. The Company's concessions receivable and secured demand note are also subject to credit risk.

The Company is an introducing broker-dealer firm, which processes certain orders through mutual fund companies and clears stock related orders through clearing organizations. The Company may be exposed to risk in the event that a mutual fund company or clearing organization would not fulfill its obligations. It is the Company's policy to review, as necessary, the credit standing of the mutual fund companies and clearing organizations.

Revenue Recognition

Concessions and fee revenue and the related commissions expense are recorded on a trade-date basis as the security transactions occur at the mutual fund companies and clearing organizations.

Income Taxes

The Company follows an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and statutory rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense or benefit is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

The Company follows the provisions of FASB Codification Topic 740-10 related to uncertain income tax positions. When income tax returns are filed, it is highly certain that some positions would be sustained upon examination by the taxing authorities, while others may be subject to uncertainty about the merits of the position taken or the amount of the position that would ultimately be sustained. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50 percent likely of being realized upon settlement with the applicable taxing authority. The portion of the benefits associated with tax positions taken that exceeds the amount measured as described above is reflected as a liability for unrecognized tax benefits in the accompanying statement of financial condition along with any associated interest and penalties that would be payable to the taxing authorities upon examination. Interest and penalties associated with unrecognized tax benefits are classified as additional income taxes in the statement of earnings.

Management believes it is more likely than not that the benefits recognized from tax positions taken on the Company's financial statements will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Accordingly, no liability for unrecognized tax benefits is reflected on the accompanying statement of financial condition.

Effective January 1, 2011, the Company with the consent of its stockholder, elected under the Internal Revenue Code to be taxed as an S Corporation (See Note 4).

Subsequent Events

Subsequent events are events or transactions that occur after the statement of financial condition date but before the financial statements are available to be issued and may require potential recognition or disclosure in the financial statements. Management has considered such events or transactions through February 21, 2011. See above and Note 4 for a description of a subsequent event related to the Company's tax status.

2. Fair Value Measurements

FASB Codification Topic 820-10 (FASB 820-10) defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB 820-10, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2010.

U.S. Government Securities: Valued at the closing price reported on the active market on which the individual securities are traded.

The following table presents the Company's fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2010.

	Level 1	Level 2	Level 3	Total
Deposits with Clearing Organizations and Others:				
U.S. Treasury Bond	$36,061	$	$	$36,061

3. Related Party Transactions

Due from Affiliate

Due from affiliate consists of net advances to Roland R. Manarin & Associates, Inc. (RMA), a company affiliated by common ownership. The balance will be repaid either by cash or through commission deductions. There was $88,175 outstanding at December 31, 2010.

Commissions Expense

The Company incurred $686,983 in commissions expense to RMA for the year ended December 31, 2010. There was $16,716 of commissions payable to RMA at December 31, 2010.

Management Fees

The Company has entered into an agreement for the allocation of certain shared expenses incurred by RMA. Under the terms of the agreement, the Company is allocated its portion of shared expenses when incurred, which amounted to $600,000 for the year ended December 31, 2010.

Subordinated Borrowings

The Company has entered into a $350,000 non-interest bearing secured demand note collateral agreement with RMA, due September 2020. This note is collateralized by marketable securities that had a market value of $1,068,194 and an adjusted market value $776,881 after deductions for regulatory haircuts at December 31, 2010. Subordinated borrowings are available in the computation of net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimal net capital requirements, they may not be repaid.

4. Income Taxes

Components of the provision for income taxes for the year ended December 31, 2010 are as follows:

	Federal	State	Total
Current	$ (637)	$2,206	$ 1,569
Deferred	6,606	2,457	9,063
	$5,969	$4,663	$10,632

Deferred income taxes in the accompanying statement of financial condition includes the following components at December 31, 2010:

Net Operating Loss Carryforward	$(5,500)
Temporary Differences	
Depreciation and Amortization	7,200
Net Deferred Income Tax Liability	$ 1,700

As described in Note 1, the Company elected to be taxed as an S Corporation effective January 1, 2011. Accordingly, the Company's deferred income tax liability will be eliminated through the provision for income taxes during the year ended December 31, 2011 and in future years, there will no longer be a provision for income taxes.

5. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2010, the Company had net capital of $869,893, which was $769,893 in excess of its required net capital of $100,000. The Company's net capital ratio was 4.06 to 1.

6. Contingencies

The Company is party to a FINRA arbitration case filed October 15, 2010 seeking damages in excess of $185,000. The matter is in the early stages and no discovery has taken place.

Due to the nature of the arbitration case, no range of potential loss or expected outcome can presently be stated. We were unable to extend our auditing procedures sufficiently to satisfy ourselves as to the adequacy of disclosure and the potential recognition of a minimum contingent liability with respect to this arbitration case.

SUPPLEMENTAL INFORMATION

13616 California Street, Suite 300
Omaha, NE 68154-5336
p: 402.496.8800
f: 402.496.2711
www.lutzcpa.com

Lutz & Company, PC
Accountants & Consultants

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTAL INFORMATION

Board of Directors and Stockholder
Manarin Securities Corporation
Omaha, Nebraska

We have audited the accompanying financial statements of Manarin Securities Corporation, as of and for the year ended December 31, 2010, and have issued our report thereon dated February 21, 2011. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information presented hereafter is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lutz & Company, PC

Omaha, Nebraska
February 21, 2011

Manarin Securities Corporation

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2010

NET CAPITAL

Total Stockholder's Equity	$	629,502
Subordinated Borrowings Allowable in Computation of Net Capital		350,000
Total Capital and Allowable Subordinated Borrowings		979,502
Deductions		
Nonallowable Assets		
Concessions Receivable		6,614
Due from Affiliate		88,175
Deposits with Clearing Organizations and Others		982
Refundable Income Taxes		12,396
Haircuts on Securities		1,442
Total Deductions		109,609
NET CAPITAL	**$**	**869,893**

AGGREGATE INDEBTEDNESS

Commissions Payable	$	35,279

CAPITAL REQUIREMENTS

Net Capital	$	869,893
Greater of 6 2/3% of Aggregate Indebtedness of Minimum Required		100,000
NET CAPITAL IN EXCESS OF REQUIREMENTS	**$**	**769,893**
EXCESS NET CAPITAL AT 1000 PERCENT	**$**	**866,365**
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		**4.06 to 1**

RECONCILIATION OF NET CAPITAL WITH COMPANY'S COMPUTATION

Net Capital, as Reported in Company's Part II (Unaudited) FOCUS Report	$	851,742
Audit Adjustments to Record Income Taxes		9,700
Audit Adjustment to Record Concessions Receivable		8,451
NET CAPITAL	**$**	**869,893**

13616 California Street, Suite 300
Omaha, NE 68154-5336
p: 402.496.8800
f: 402.496.2711
www.lutzcpa.com

Lutz & Company, PC
Accountants & Consultants

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

Board of Directors and Stockholder
Manarin Securities Corporation
Omaha, Nebraska

In planning and performing our audit of the financial statements and supplemental information of Manarin Securities Corporation, a Nebraska corporation (the Company), as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Lutz & Company, PC

Omaha, Nebraska
February 21, 2011

Manarin Securities Corporation

Financial Statements and Independent Auditors' Report

December 31, 2010

13616 California Street, Suite 300
Omaha, NE 68154-5336
p: 402.496.8800
f: 402.496.2711
www.lutzcpa.com

Lutz & Company, PC
Accountants & Consultants

INDEPENDENT ACCOUNTANTS' AGREED-UPON PROCEDURES REPORT

Manarin Securities Corporation
Omaha, Nebraska

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by Manarin Securities Corporation (the Company), the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and these other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries and the Company's bank statements, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 Part III for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting the following differences:

Total revenue reported on the audited Form X-17A-5 Part III	$2,330,935
12b-1 expense reimbursement (amount included as a Deduction on line 2c(8), so there is no impact on the assessment calculation)	1,878,679
Additional 12b-1 expense reimbursement	86,990
Audit adjustment to record additional revenue	(8,451)
Gain on sale of investments (amount included in line 2b(7), so there is no impact on the assessment calculation)	(321)
Total revenue reported in the Form SIPC-7	$4,287,832

The additional 12b-1 expense reimbursement amount was recorded by the Company as an expense in FOCUS reporting and not included as an offset to revenues. The audit adjustment to record additional revenue will be recorded by the Company in its 2011 FOCUS reporting. These two differences net to $78,539 and resulted in an assessment overpayment of $196 by the Company;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers consisting of general ledger trial balances and client prepared detail, noting the following differences:

    - Line 2b(2) should show a net loss addition of $2,708
    - Line 2b(7) should not show a net loss addition of $2,070
    - Line 2c(1) should not show an amount as it is correctly presented at Line 2c(8)
    - Line 2c(5) should show a net gain deduction of $959
    - Line 2c(8) should include the additional 12b-1 expense reimbursement noted above of $86,990 and total $1,965,669

    The differences noted on Lines 2c(1) and 2c(8) do not impact the assessment calculation as they are either presentation errors or also incorrectly included in total revenue on Line 2a. The differences on Lines 2b(2), 2b(7) and 2c(5) net to $321, which offsets with the gain on investment difference noted above to have no impact on the assessment calculation; and

4. Proved the mathematical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

February 21, 2011

Lutz & Company, PC

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended December 31, 2010
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

047826 FINRA DEC
MANARIN SECURITIES CORPORATION 19*19
15858 W DODGE RD STE 310
OMAHA NE 68118-2533

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Deborah Koch (402)330-1166

2. A. General Assessment (item 2e from page 2) $ 6028

B. Less payment made with SIPC-6 filed (exclude interest) (3176)

7/26/2010
Date Paid

C. Less prior overpayment applied (-)

D. Assessment balance due or (overpayment) 2852

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum -

F. Total assessment balance and interest due (or overpayment carried forward) $ 2852

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 2852

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Manarin Securities Corporation
(Name of Corporation, Partnership or other organization)

Deborah Koch
(Authorized Signature)

Dated the 24 day of January, 20 11.

Compliance Officer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning January 1, 2010 and ending December 31, 2010
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 4,287,832
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	2070
Total additions	2070
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	1,878,679
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): 12b-1 expense reimbursement - extraordinary *see enclosure provided.	1,878,679
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$ 2,411,223
2e. General Assessment @ .0025	$ 6,028 (to page 1, line 2.A.)

Lifetime Achievement Fund (LFTAX)
Nov. 2010 Prospectus.

	Six Months Ended June 30, 2010 (Unaudited)	Year Ended December 31				
		2009	2008	2007	2006	2005[(b)]
Ratio and supplemental data						
Net assets, end of period (in thousands)	$134,718	$141,314	$94,309	$169,291	$147,399	$97,505
Ratio of operating expenses (excluding 12b-1 fee rebates and including interest expense) to average net assets	1.59[(f)]	1.99%	2.22%	1.72%	1.80%	1.77%
Ratio of operating expenses (excluding 12b-1 fee rebates and interest expense) to average net assets	1.33[(f)]	1.40%	1.38%	1.29%	1.39%	1.43%
Ratio of operating expenses (including 12b-1 fee rebates and interest expense) to average net assets	(1.04)% [(f)]	1.99 %	2.22%	1.72 %	1.80 %	1.77 %
Ratio of net investment loss (excluding 12b-1 fee rebates and including interest expense) to average net assets	(1.15)% [(f)]	(0.37) %	(0.43) %	(0.45) %	(0.57) %	(0.52) %
Ratio of net investment income/(loss) (including 12b-1 fee rebates and interest expense) to average net assets	1.49[(f)]	(0.37)%	(0.43)%	(0.45)%	(0.57)%	(0.52)%
Portfolio turnover rate	2%[(g)]	10%	51%	9%	26%	28%

(a) Recognition of the Fund's net investment income is affected by the timing of dividend declarations of investment funds. The expenses of the investment funds are excluded from the Fund's expense ratio.

(b) The Fund had a 1-2 reverse stock split with executable and payable dates of January 3, 2006. 2005 net asset values and per share amounts have been restated to reflect the impact of the reverse stock split. See notes to financial statements for more information.

(c) The Securities & Exchange Commission staff ("SEC") informed the Fund that the retention of distribution and/or shareholder servicing (12b-1) fees paid by the Investment Funds to the Fund's distributor was contrary to a representation made to the SEC staff in 2000. Therefore, in June 2010, Manarin Securities Corporation (the "Distributor"), rebated to the Fund all 12b-1 fees the Distributor previously received from the Investment Funds (approximately $1.9 million). These amounts are included in the Fund's Statement of Operations as a contra-expense titled "12b-1 fees rebated by Distributor." The Distributor has also agreed that it will rebate to the Fund any and all future 12b-1 fees the Investment Funds may disburse to the Distributor. These amounts are included in the Fund's Statement of Operations as a contra-expense titled "12b-1 fees rebated by Investment Funds." The Fund's average annual total returns excluding the rebate of previously received 12b-1 fees from Investment Funds at June 30, 2010 were as follows:

	1 Year	5 Year	Since Inception
With 2.50% sales load	21.10%	0.94%	(0.73)%
Without 2.50% sales load	24.21%	1.46%	(0.47)%

(d) Less than $0.01 per share.

(e) Total return represents aggregate total return and does not reflect a sales charge.

(f) Annualized.

(g) Not Annualized.

(h) A 2.00% redemption fee is retained by the Fund to offset transaction costs and other expenses associated with

short-term investing. The fee is imposed on redemptions of shares held 90 days or less from their purchase date. Redemption fees are recorded by the Fund as a reduction of shares redeemed and as a credit to paid-in-capital. For the period ended June 30, 2010, the Fund received $0 in redemption fees.

MANARIN SECURITIES CORPORATION

INDEPENDENT ACCOUNTANTS' AGREED-UPON PROCEDURES REPORT

DECEMBER 31, 2010